1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                  .)

Rumor on SK Telecom’s Plan to Engage in Credit Card Business

The Korea Stock Exchange (“KSE”) requested SK Telecom Co., Ltd. (“SK Telecom”) to confirm the rumor on SK Telecom’s plan to engage in credit card business.

Upon the request, SK Telecom officially announced on March 15, 2005 that although various options with respect to engaging in credit card business including forming alliance with certain financial institutions such as Hana Bank, no official decision has been made. SK Telecom will promptly disclose a material bid or arrangement with respect to a credit card business, as appropriate, and provide updates on the status of its business development efforts, if any, in this regard every six months in accordance with the relevant disclosure rules of KSE.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Sung Hae Cho
	Name:	Sung Hae Cho
	Title:	Vice President

Date: March 24, 2005

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